Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces Strategic Restructuring of Company
to Focus on Late-Stage Cancer Portfolio

- Metabolic Discovery and Development Business to be Demerged

- Signs Merger Implementation Agreement with Adipogen Pharmaceuticals

- Conference call to be held on Thursday, November 1 Australian Eastern Daylight Time

(Wednesday, October 31 in the USA and Europe)

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (October 29, 2007). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) has announced a strategic restructuring of the business that will allow the company to focus its resources on the advancement of its clinical-stage cancer portfolio, particularly its lead product, omacetaxine mepesuccinate (formerly known as Ceflatonin®) which is currently in phase 2/3 clinical trials for the treatment of chronic myeloid leukemia (CML). As part of the restructuring, the company will demerge its metabolic disease assets by early December, pending shareholder approval.

ChemGenex’s metabolic disease assets currently reside within the company’s wholly-owned subsidiary Autogen Research, which is to be renamed Verva Pharmaceuticals. Pending shareholder approval at the Annual General Meeting, scheduled to take place in Melbourne on November 28, Verva Pharmaceuticals will be demerged from ChemGenex. Verva Pharmaceuticals then intends to merge with Adipogen Pharmaceuticals, pursuant to a merger implementation agreement signed today.

Upon shareholder approval, ChemGenex shareholders will receive one share in Verva Pharmaceuticals for every five ChemGenex Pharmaceuticals shares held at the record date. In accordance with ASX listing rules and the option agreements, existing ChemGenex option holders will not be allocated shares in Verva Pharmaceuticals unless options are exercised prior to the record date. After the record date the exercise price for each remaining ChemGenex option will be reduced by approximately 7 cents.

Current investors in Adipogen Pharmaceuticals, including the Queensland BioCapital Fund, GBS Venture Partners and UniSeed have agreed to participate as cornerstone investors in the newly merged entity subject to the finalization of documentation and the formal completion of the proposed merger. Following a capital raising, Verva Pharmaceuticals will seek to list on the ASX in early 2008.

The ChemGenex Board unanimously recommends this strategic transaction as it believes the separation of the two distinct businesses will enhance shareholder value.

Greg Collier, Ph.D., chief executive officer and managing director of ChemGenex, stated, “Through this restructuring, ChemGenex is now well-positioned to devote its resources to the development and commercialization of the anti-cancer assets in late stage clinical development, while enabling Verva Pharmaceuticals to focus on the development of novel therapeutics in the field of type 2 diabetes and obesity.”  Dr. Collier continued, “With Verva Pharmaceuticals focusing fully on metabolic disease, we believe that there is greater potential to realize the significant value of the metabolic disease platform, which could enter clinical trials within 12 months.”

“By demerging Verva Pharmaceuticals from ChemGenex, we will create two distinct companies, each with a clear focus, dedicated management and clear strategic vision which in turn, will increase business efficiency. We believe that a dedicated diabetes and obesity company will be better positioned to engage in value-generating corporate transactions such as the proposed merger with Adipogen Pharmaceuticals that would not be possible within the current corporate structure,” Dr. Collier added.

Following the merger, Vince Wacher, Ph.D., chief executive officer of Adipogen Pharmaceuticals, will become the chief executive officer of Verva Pharmaceuticals. Several of ChemGenex’s most experienced metabolic disease scientists will join the new company and Dr. Collier has indicated that he will accept a Board position with Verva Pharmaceuticals.

Dr. Collier will host an investor audio and webconference to discuss the demerger on Thursday, November 1 Australian Eastern Daylight Time (Wednesday, October 31 in the USA and Europe).

ChemGenex Audio and Webconference Details

Telephone Dial-in numbers (audio):

Australia:	1800 200 232
USA:	1866 300 5202
Guest PIN:	149226#
Dial-in numbers for other locations can be obtained by emailing chemgenex@chemgenex.com.

Web Log-in (visuals)

URL:	www.webconferencing.com.au
Click:	“join webconference” button located in left-hand panel
Guest Access Code:	149226
Enter Guest Name, Guest Company and Guest Email address details.
Accept Security Certificate then be redirected to the conference page.

Additional Instructions

During the presentation participants will be able to type questions in the Q&A text box located at bottom right of screen. At the completion of his presentation Dr. Collier will invite participants who indicated that they have questions to address the webconference and he will respond.

Audio and Webconference timing

Australian Eastern Daylight Time	8:00am	Thursday, November 1
US Pacific Daylight Time	2:00pm	Wednesday, October 31
US Eastern Daylight Time	5:00pm	Wednesday, October 31
Central European Time	10:00pm	Wednesday, October 31

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and amonafide dihydrochloride (formerly known as Quinamed®) is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Omacetaxine mepesuccinate is the United States Adopted Names (USAN) approved International Non-Proprietary Name (INN) for Ceflatonin®.

About Adipogen Pharmaceuticals	(www.adipogenpharma.com)

Adipogen Pharmaceuticals Pty Ltd. is an early-stage pharmaceutical company focused on the development of novel therapies for the treatment of metabolic disease. The Company’s core technology focuses on therapies for obesity, directly targeting signalling molecules and enzymes responsible for fat cell formation.

Contacts

ChemGenex Information

Dr. Greg Collier	Dr. Dennis Brown
CEO and Managing Director	President and Director
Tel: +61 3 5227 2752	Tel: +1 650 474 9800 ext 108
Cell: +61 (0) 419 897 501	Cell: +1 650 269 1984

Investor Relations - Australia	Investor Relations - USA

Sabrina Antoniou	Susan Ferris
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415 602 6600
Email: santoniou@bplifescience.com	Email: sferris@bplifescience.com

Media Relations

Daniella Goldberg

Buchan Consulting

Tel: +61 2 9237 2803

Cell: 0416 211 067

Email: dgoldberg@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.